Mail Stop 3561

November 4, 2009

By U.S. Mail and facsimile to (412) 338-8961

Michael Nuzzo
Executive Vice President and Chief Financial Officer
General Nutrition Centers, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

> **Re: General Nutrition Centers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 333-144396**

Dear Mr. Nuzzo:

We have reviewed your response dated October 14, 2009 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. At the end of our comment letter, we requested that management provide, in writing, three bullet pointed acknowledgements (i.e. Tandy language). Please provide the requested acknowledgements in writing from management with your next response letter.

Financial Statements and Supplementary Data, page 62

Note 1. Nature of Business, page 69

Merger of the Company, page 69

2. Your response to comment seven in our letter dated September 29, 2009 indicates
    that approximately $861.7 million of OLDCO's debt was re-financed as part of
    the merger transaction. Please provide us with the detail supporting this amount,
    and reconcile this amount to the disclosure of OLDCO's outstanding debt at
    December 31, 2006 as seen within Note 13 to the December 31, 2007 Form 10-K.
    Additionally, provide us with the detail supporting your calculation that the
    purchase of OLDCO's equity interests was 34% financed by debt, as we are
    unable to recalculate this percentage based on your current disclosures.

Note 8. Property, Plant and Equipment, page 87

3. We read in your response to comment nine in our letter dated September 29, 2009
    that you have not reflected the noncontrolling interest as a separate line item on
    the balance sheet due to its immateriality, and therefore, the adoption of SFAS
    160 had no effect on your financial statements. To help us better understand your
    conclusion, please quantify for us the balance sheet, net income and
    comprehensive income amounts attributable to the noncontrolling interest as of
    and for the year ended December 31, 2008 and the six months ended June 30,
    2009. Also tell us whether the amounts attributable to the noncontrolling interest
    are captured in a single line item on each of the balance sheet and income
    statement, and if so, identify the line items.

Item 11. Executive Compensation, page 127

Compensation Discussion and Analysis, page 127

How We Chose Amounts and/or Formulas for Each Element, page 130

Base Salary, page 130; Annual Incentive Compensation, page 130; Stock Options, page
131; Chief Executive Officer Compensation, page 133; Certain Relationships and Related
Transactions and Director Independence, page 156

4. We note your responses to comments 13, 14, 15, 18, 20, 21 and 22 in our letter
    dated September 29, 2009. Please tell us whether your responses include the
    proposed revisions to the sections, or provide the proposed language, as your
    responses do not appear to clearly indicate whether the responses you provided
    are substantially in the form you intend to provide in your future disclosure.

5. We note your response to comment 14 in our letter dated September 29, 2009. Please explain in greater detail why you would experience competitive harm as a result of disclosing financial information that is tied to EBITDA considering such data is disclosed in or derived from your financial statements. We referred you to Question 118.04 of Regulation S-K Compliance & Disclosure Interpretations, which specifies that you "must make [your] determination based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. These standards have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh'g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff'd en banc, 975 F.2d 871 (D.C. Cir. 1992)." Please revise accordingly.

6. We note your response to comment 15 in our letter dated September 29, 2009. You indicate that the compensation committee uses an executive officer's level of position to determine an appropriate range for the size of any option grant award. Explain how the range amounts are arrived at and how they differ depending upon the level of position.

<u>Schedule II – Valuation and Qualifying Accounts, page 160</u>

7. We have reviewed your response to prior comment 23 in our letter dated September 29, 2009 and note that for your retail segment, you record the customer returns reserve as a liability on the balance sheet and that the amount of expected returns is an immaterial amount on your balance sheet. Please tell us whether the activity in your customer returns reserve liability during the period is also immaterial. If so, please confirm this to us, and if not, please revise this schedule to include the activity in your customer returns reserve.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director